UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 8, 2019

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and nine month periods ended September 30, 2019 and 2018. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2018 annual report filed on Form 20-F with the Securities and Exchange Commission (the “2018 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; and other factors listed from time to time in the Navios Logistics’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Recent Developments

During the third quarter of 2019, Vale International S.A. (“Vale”) transshipped 434,121 tons of minerals through the Nueva Palmira port facility, as compared to 114,854 tons during the same period last year. During the nine-month period ending September 30, 2019, Vale transshipped 923,988 tons, as compared to 737,067 tons during the same period last year. Vale advised the Company that it intends to increase its throughput to approximately 514,000 tons for the fourth quarter of 2019. Based on the fourth quarter intended throughput, total Vale throughput for 2019 is expected to reach approximately 1,438,000 tons. In 2018, Vale transshipped 1,057,518 tons of iron ore through the Nueva Palmira port facility, with the highest throughput of 357,434 tons in the first quarter of 2018.

During the third quarter of 2019, Navios Logistics agreed to the terms of a shipbuilding contract, pending definitive documentation, for the construction of six liquid barges for a total consideration of $15.8 million. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the third quarter of 2020 through the fourth quarter of 2020. The six barges and two push boats of Navios Logistics’ existing fleet have been chartered-out in a five-year contract to a major regional counterparty for $23,400 per day, plus crew costs.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and in the cabotage trades along the eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three port storage and transfer facilities, one for agricultural and forest related exports located in Uruguay, one for mineral-related exports located in Uruguay and one for refined petroleum products located in Paraguay. Navios Logistics complements its port terminals with a diverse fleet of 332 barges and pushboats that operate in its barge business, and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker, which operate in its cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

Navios Logistics owns three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral-related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facilities in Nueva Palmira have a total storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores. Its port facility in San Antonio has a total storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 340 owned vessels, barges and pushboats.

The following is the current core fleet as of November 8, 2019:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP		Description
Pushboat fleet	27	95,920 BHP		Various Sizes and Horsepower
Dry Barges	268	474,050 DWT		Dry Cargo
Tank Barges	34	110,187 m	[3]	Liquid Cargo
LPG Barges	3	4,752 m	[3]	LPG

Total	332

Product Tanker Fleet	Year Built	DWT		Description
Estefania H	2008	12,000		Double-hulled Product Tanker
Malva H	2008	8,974		Double-hulled Product Tanker
Makenita H	2009	17,508		Double-hulled Product Tanker
Sara H	2009	9,000		Double-hulled Product Tanker
San San H	2010	16,871		Double-hulled Product Tanker
Ferni H	2010	16,871		Double-hulled Product Tanker
He man H	2012	1,693		Double-hulled Bunker Vessel
Elena H	2018	4,999		Double-hulled Product Tanker

Total		87,916

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions, in order to implement its overall business strategy. In the barge business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to have full utilization of its fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of Navios Logistics’ foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessel, barge and pushboat business, Navios Logistics has negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that Navios Logistics pays for fuel and crew costs are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

Certain of the Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Navios Logistics’ liquid port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: the port terminal business, the barge business and the cabotage business. The port terminal business segment includes the dry and liquid port terminal operations, the barge business segment includes Navios Logistics’ river fleet and the cabotage business segment includes the product tankers.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2019 and 2018. This information was derived from Navios Logistics’ unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended September 30, 2019 (unaudited)	Three Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2019 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)
Time charter, voyage and port terminal revenues	$62,855	$49,729	$171,076	$144,370
Sales of products	1,228	6,191	9,384	23,881
Time charter, voyage and port terminal expenses	(12,065)	(7,738)	(33,341)	(24,605)
Direct vessel expenses	(13,757)	(13,874)	(41,101)	(43,304)
Cost of products sold	(1,191)	(6,120)	(9,145)	(23,273)
Depreciation and amortization	(7,518)	(7,255)	(22,174)	(21,635)
General and administrative expenses	(4,712)	(3,387)	(12,846)	(11,274)
Interest expense and finance cost, net	(8,891)	(9,956)	(27,994)	(29,198)
Gain on sale of assets	—	—	—	28
Other expense, net	(1,416)	(1,307)	(3,893)	(6,839)

Income before income taxes	$14,533	$6,283	$29,966	$8,151
Income tax benefit	(225)	447	(657)	1,526

Net income	$14,308	$6,730	$29,309	$9,677

Other Operating Data
Grain Port—dry cargo tons moved	1,450,800	538,442	2,751,485	1,546,151
Iron Port—dry cargo tons moved	434,121	114,854	923,988	737,067
Liquid Port—cubic meters of stored liquid cargos	113,290	83,946	319,485	236,403
Liquid Port—cubic meters of sales of products	1,760	8,001	16,002	32,297
Barge—cubic meters of liquid cargos	85,024	49,588	264,789	145,941
Barge—dry cargo tons	534,802	407,924	1,603,590	1,377,964
Cabotage—cubic meters of liquid cargos	480,748	322,621	1,136,671	885,854
Cabotage—available days	736	644	2,159	1,890
Cabotage—operating days	642	491	1,777	1,350
Revenues per Segment
Port Business	$28,567	$25,475	$78,536	$81,720
Revenue—grain port	$13,758	$6,304	$28,250	$18,647
Revenue—iron ore port	$12,472	$12,017	$37,634	$36,372
Revenue—liquid port	$1,109	$963	$3,268	$2,820
Sales of products—liquid port	$1,228	$6,191	$9,384	$23,881
Barge Business	$21,974	$18,573	$63,361	$53,734
Cabotage Business	$13,542	$11,872	$38,563	$32,797

For the three month period ended September 30, 2019 compared to the three month period ended September 30, 2018

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended September 30, 2019, Navios Logistics’ time charter, voyage and port terminal revenues increased by $13.2 million or 26.4% to $62.9 million, as compared to $49.7 million for the same period during 2018. Revenue from the port terminal business increased by $8.0 million or 41.8% to $27.3 million for the three month period ended September 30, 2019, as compared to $19.3 million for the same period during 2018, mainly due to higher volumes transshipped in the grain port terminal. Revenue from the barge business increased by $3.6 million or 18.3% to $22.1 million for the three month period ended September 30, 2019, as compared to $18.5 million for the same period during 2018, mainly due to higher volumes of liquid cargo transported. Revenue from the cabotage business increased by $1.6 million or 14.1% to $13.5 million for the three month period ended September 30, 2019, as compared to $11.9 million for the same period during 2018, mainly due to more operating days.

Sales of Products: For the three month period ended September 30, 2019, Navios Logistics’ sales of products decreased by $5.0 million or 80.2% to $1.2 million, as compared to $6.2 million for the same period during 2018. This decrease was attributable to a decrease in the Paraguayan liquid port’s volumes of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $4.4 million or 55.9% to $12.1 million for the three month period ended September 30, 2019, as compared to $7.7 million for the same period during 2018. This increase was mainly attributable to a $2.7 million or 61.2% increase in time charter and voyage expenses of the barge business to $6.9 million for the three month period ended September 30, 2019, as compared to $4.2 million for the same period during 2018, mainly due to higher volumes of liquid cargo transshipped. Port terminal expenses increased by $1.7 million or 52.2% to $4.9 million for the three month period ended September 30, 2019, as compared to $3.2 million for the same period during 2018, mainly due to higher volumes transshipped in the grain and iron ore port terminals. Time charter and voyage expenses of the cabotage business remained stable at $0.3 million for both the three month periods ended September 30, 2019 and 2018.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.1 million or 0.8% to $13.8 million for the three month period ended September 30, 2019, as compared to $13.9 million for the same period during 2018. Direct vessel expenses of the cabotage business decreased by $0.1 million or 0.9% to $6.8 million for the three month period ended September 30, 2019, as compared to $6.9 million for the same period during 2018. This decrease was mainly attributable to decreased crew costs. Direct vessel expenses of the barge business remained stable at $7.0 million for both the three month periods ended September 30, 2019 and 2018. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended September 30, 2019, Navios Logistics’ cost of products sold decreased by $4.9 million or 80.5% to $1.2 million, as compared to $6.1 million for the same period during 2018. This decrease was mainly attributable to a decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Depreciation and Amortization: Depreciation and amortization expense increased by $0.2 million or 3.6% to $7.5 million for the three month period ended September 30, 2019, as compared to $7.3 million for the same period during 2018. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended September 30, 2019 amounted to $6.8 million and $0.7 million, respectively. Depreciation of tangible assets and the amortization of intangible assets for the three month period ended September 30, 2018 amounted to $6.6 million and $0.7 million, respectively. Depreciation and amortization in the cabotage business increased by $0.2 million or 26.6% to $0.9 million for the three month period ended September 30, 2019, as compared to $0.7 million for the same period during 2018. Depreciation and amortization in the barge business remained stable at $4.6 million for both the three month periods ended September 30, 2019 and 2018. Depreciation and amortization in the port terminal business remained stable at $2.0 million for both the three month periods ended September 30, 2019 and 2018.

General and Administrative Expenses: General and administrative expenses increased by $1.3 million or 39.1% to $4.7 million for the three month period ended September 30, 2019, as compared to $3.4 million for the same period during 2018, mainly attributable to an increase in payroll and related costs.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $1.1 million or 10.7% to $8.9 million for the three month period ended September 30, 2019, as compared to $10.0 million for the same period during 2018. For the three month period ended September 30, 2019, interest expense amounted to $9.4 million, other finance costs amounted to $0.8 million and interest income amounted to $1.3 million. For the three month period ended September 30, 2018, interest expense amounted to $9.4 million, other finance costs amounted to $0.8 million and interest income amounted to $0.2 million.

Other Expense, Net: Other expense, net increased by $0.1 million or 8.3% to $1.4 million for the three month period ended September 30, 2019, as compared to $1.3 million for the same period of 2018. Other expense, net in the cabotage business increased by $0.9 million to $1.4 million for the three month period ended September 30, 2019, as compared to $0.5 million for the same period during 2018. This increase was mainly due to higher income recorded during the three month period ended September 30, 2018, from the compensation for the late delivery of a product tanker vessel. Other expense, net in the port terminal business increased by $0.2 million to $0.2 million for the three month period ended September 30, 2019, as compared to nil for the same period during 2018. The overall increase was partially mitigated by a $1.0 million decrease in other expense, net in the barge business mainly due to income recorded from insurance claims.

Income Tax (Expense)/Benefit: Income tax expense increased by $0.6 million to $0.2 million for the three month period ended September 30, 2019, as compared to $0.4 million income tax benefit for the same period during 2018. Income tax expense of the cabotage business increased by $0.6 million to $0.6 million for the three month period ended September 30, 2019, as compared to nil for the same period during 2018. Income tax benefit of the barge business remained stable at $0.4 million for both the three month periods ended September 30, 2019 and 2018.

For the nine month period ended September 30, 2019 compared to the nine month period ended September 30, 2018

Time Charter, Voyage and Port Terminal Revenues: For the nine month period ended September 30, 2019, Navios Logistics’ time charter, voyage and port terminal revenues increased by $26.7 million or 18.5% to $171.1 million, as compared to $144.4 million for the same period during 2018. Revenue from the port terminal business increased by $11.4 million or 19.6% to $69.2 million for the nine month period ended September 30, 2019, as compared to $57.8 million for the same period during 2018 mainly due to higher volumes transshipped in the grain port terminal. Revenue from the barge business increased by $9.5 million or 17.9% to $63.3 million for the nine month period ended September 30, 2019, as compared to $53.8 million for the same period during 2018, mainly due to higher volumes of liquid and dry cargo transported. Revenue from the cabotage business increased by $5.8 million or 17.6% to $38.6 million for the nine month period ended September 30, 2019, as compared to $32.8 million for the same period during 2018, mainly due to more operating days.

Sales of Products: For the nine month period ended September 30, 2019, Navios Logistics’ sales of products decreased by $14.5 million or 60.7% to $9.4 million, as compared to $23.9 million for the same period during 2018. This decrease was attributable to a decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $8.7 million or 35.5% to $33.3 million for the nine month period ended September 30, 2019, as compared to $24.6 million for the same period during 2018. This increase was mainly attributable to a $6.0 million or 48.3% increase in time charter and voyage expenses of the barge business to $18.4 million for the nine month period ended September 30, 2019, as compared to $12.4 million for the same period during 2018, mainly due to higher volumes of liquid and dry cargo transported. Port terminal expenses increased by $2.0 million or 18.3% to $13.3 million for the nine month period ended September 30, 2019, as compared to $11.3 million for the same period during 2018, mainly due to higher volumes transshipped in the grain port terminal. Time charter and voyage expenses of the cabotage business increased by $0.7 million or 73.0% to $1.6 million for the nine month period ended September 30, 2019, as compared to $0.9 million for the same period during 2018, mainly due to more spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses decreased by $2.2 million or 5.1% to $41.1 million for the nine month period ended September 30, 2019, as compared to $43.3 million for the same period during 2018. Direct vessel expenses of the barge business decreased by $3.0 million or 13.0% to $19.8 million for the nine month period ended September 30, 2019, as compared to $22.8 million for the same period during 2018. This decrease was mainly attributable to lower crew costs. Direct vessel expenses of the cabotage business increased by $0.8 million or 3.7% to $21.3 million for the nine month period ended September 30, 2019, as compared to $20.5 million for the same period during 2018, mainly due to more operating days. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the nine month period ended September 30, 2019, Navios Logistics’ cost of products sold decreased by $14.2 million or 60.7%, to $9.1 million, as compared to $23.3 million for the same period during 2018. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volumes of products sold.

Depreciation and Amortization: Depreciation and amortization expense increased by $0.6 million or 2.5% to $22.2 million for the nine month period ended September 30, 2019, as compared to $21.6 million for the same period during 2018. The depreciation of tangible assets and the amortization of intangible assets for the nine month period ended September 30, 2019 amounted to $20.1 million and $2.1 million, respectively. The depreciation of tangible assets and the amortization of intangible assets for the nine month period ended September 30, 2018 amounted to $19.6 million and $2.0 million, respectively. Depreciation and amortization in the cabotage business increased by $0.5 million or 26.8% to $2.6 million for the nine month period ended September 30, 2019, as compared to $2.1 million for the same period during 2018. Depreciation and amortization in the barge business increased by $0.1 million or 0.1% to $13.5 million for the nine month period ended September 30, 2019, as compared to $13.4 million for the same period during 2018. Depreciation and amortization in the port terminal business remained stable at $6.1 million for both the nine month periods ended September 30, 2019 and 2018.

General and Administrative Expenses: General and administrative expenses increased by $1.5 million or 13.9% to $12.8 million for the nine month period ended September 30, 2019, as compared to $11.3 million for the same period during 2018, mainly attributable to an increase in payroll and related costs.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $1.2 million or 4.1% to $28.0 million for the nine month period ended September 30, 2019, as compared to $29.2 million for the same period of 2018. For the nine month period ended September 30, 2019, interest expense amounted to $28.7 million, other finance costs amounted to $1.9 million and interest income amounted to $2.6 million. For the nine month period ended September 30, 2018, interest expense amounted to $27.4 million, other finance costs amounted to $2.1 million and interest income amounted to $0.3 million.

Other Expense, Net: Other expense, net decreased by 2.9 million or 43.1% to $3.9 million for the nine month period ended September 30, 2019, as compared to $6.8 million for the same period during 2018. Other expense, net for the barge business decreased by $2.4 million or 59.0% to $1.7 million for the nine month period ended September 30, 2019, as compared to $4.1 million for the same period during 2018. This decrease was mainly due to the income recorded from insurance claims and the decreased provisions for losses on account receivables. Other expense, net for the port terminal business decreased by $1.2 million to $1.0 million other income, net for the nine month periods ended September 30, 2019, as compared to $0.2 million other expense for the same period during 2018. This decrease was mainly due to income recorded from an insurance claim. Other expense, net for the cabotage business increased by $0.7 million or 31.3% to $3.2 million for the nine month period ended September 30, 2019, as compared to $2.5 million for the same period during 2018. This increase was mainly due to higher income recorded during the nine month period ended September 30, 2018, from the compensation for the late delivery of a product tanker vessel.

Income Tax (Expense)/ Benefit: Income tax expense increased by $2.2 million or 143.1% to $0.7 million for the nine month period ended September 30, 2019, as compared to $1.5 million income tax benefit for the same period during 2018. Income tax benefit of the barge business decreased by $1.1 million to $0.4 million for the nine month period ended September 30, 2019, as compared to $1.5 million for the same period during 2018. Income tax expense of the cabotage business increased by $1.1 million to $1.1 million for the nine month period ended September 30, 2019, as compared to nil for the same period during 2018.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the nine month periods ended September 30, 2019 and 2018.

(Expressed in thousands of U.S. dollars)	Nine Month Period ended September 30, 2019 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)
Net cash provided by operating activities	$64,488	$19,787
Net cash used in investing activities	(50,580)	(15,896)
Net cash used in financing activities	(14,826)	(1,232)

(Decrease)/increase in cash and cash equivalents	(918)	2,659
Cash and cash equivalents and restricted cash, beginning of the period	76,472	79,888

Cash and cash equivalents and restricted cash, end of period	$75,554	$82,547

Cash provided by operating activities for the nine month period ended September 30, 2019 as compared to cash provided by operating activities for the nine month period ended September 30, 2018:

Net cash provided by operating activities increased by $44.7 million to $64.5 million for the nine month period ended September 30, 2019, as compared to $19.8 million for the same period during 2018. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Nine Month Period ended September 30, 2019 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)
Net income	$29,309	$9,677
Depreciation of vessels, port terminals and other fixed assets	20,094	19,603
Amortization of intangible assets	2,080	2,032
Accretion of Notes Payable/unwinding of discount	(115)	(21)
Amortization of deferred financing costs	1,933	1,744
Amortization of deferred drydock costs	4,041	5,775
Amortization of operating lease asset	299	—
Provision for losses on accounts receivable	341	418
Mark-to-market debt security investment	(908)	—
Deferred interest income amortization	(108)	—
Gain on sale of assets	—	(28)
Gain on debt security investment disposal	(177)	—
Income tax benefit	657	(1,526)

Net income adjusted for non-cash items	$57,446	$37,674

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The positive change in operating assets and liabilities of $7.0 million for the nine month period ended September 30, 2019 resulted from a $9.6 million decrease in prepaid expenses and other current assets, a $7.5 million increase in accrued expenses and a $4.7 million decrease in accounts receivable. The positive change in operating assets and liabilities was partially offset by a $5.8 million increase in long term assets, a $2.5 million increase in inventories, a $2.4 million increase in amounts due from affiliate companies, a $2.0 million of payments for drydock and special survey costs, a $1.4 million decrease in deferred income, a $0.3 million decrease in operating lease liabilities, a $0.2 million decrease in accounts payable, a $0.1 million decrease in long term liabilities and a $0.1 million decrease in income tax payable.

The negative change in operating assets and liabilities of $17.9 million for the nine month period ended September 30, 2018 resulted from a $9.4 million decrease in accounts payable, a $6.2 million increase in accounts receivable, a $4.5 million decrease in deferred income, a $1.9 million of payments for drydock and special survey costs, a $1.8 million increase in prepaid expenses, a $1.5 million increase in long term assets, a $0.5 million decrease in long term liabilities, a $0.3 million decrease in income tax payable, and a $0.2 million decrease in amounts due to affiliate companies. The negative change in operating assets and liabilities was partially offset by a $6.3 million increase in accrued expenses, and a $2.1 million decrease in inventories.

Cash used in investing activities for the nine month period ended September 30, 2019 as compared to the nine month period ended September 30, 2018:

Net cash used in investing activities increased by $34.7 million to $50.6 million for the nine month period ended September 30, 2019, from $15.9 million for the same period during 2018.

Cash used in investing activities for the nine month period ended September 30, 2019 was mainly the result of (a) $49.5 million in investment providing a secured credit facility to our parent, (b) $17.6 million in investment in debt securities of our parent and (c) $2.3 million in payments for the purchase of fixed assets, partially mitigated by (a) $18.7 million proceeds from the disposal of debt securities of our parent and (b) $0.1 million in collections of the note receivable.

Cash used in investing activities for the nine month period ended September 30, 2018 was mainly attributable to (a) $11.0 million in payments for the construction of a river and estuary tanker, (b) $2.1 million in payments for the construction of the Company’s three new pushboats, (c) $1.3 million in payments for the purchase of other fixed assets, (d) $1.2 million in payments for the expansion of the Company’s dry port terminal and (e) $0.5 million in payments for the purchase of covers for dry barges, partially mitigated by $0.2 million in collections of note receivable.

Cash used in financing activities for the nine month period ended September 30, 2019 as compared to cash used in financing activities for the nine month period ended September 30, 2018:

Net cash used in financing activities increased by $13.6 million to $14.8 million for the nine month period ended September 30, 2019, as compared to $1.2 million for the same period during 2018.

Cash used in financing activities for the nine month period ended September 30, 2019 was mainly attributable to (a) $11.4 million of payments made in connection with the Company’s outstanding indebtedness and (b) $3.4 million in payments for the repayment of the Notes Payable (as defined below).

Cash used in financing activities for the nine month period ended September 30, 2018 was mainly attributable to (a) $5.0 million of payments made in connection with the Company’s outstanding indebtedness and (b) $3.2 million in payments for the repayment of the Notes Payable, partially mitigated by $7.0 million of proceeds from long term debt (net of deferred financing costs of $0.2 million).

EBITDA Reconciliation to Net income

EBITDA represents net income/ (loss) plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three Month Period Ended September 30, 2019

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$14,913	$1,550	$(2,155)	$14,308
Depreciation and amortization	2,041	871	4,606	7,518
Amortization of deferred drydock and special survey costs	—	740	843	1,583
Interest expense and finance cost, net	3,763	1,426	3,702	8,891
Income tax expense/ (benefit)	—	567	(342)	225

EBITDA	$20,717	$5,154	$6,654	$32,525

Three Month Period Ended September 30, 2018

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$9,399	$1,879	$(4,548)	$6,730
Depreciation and amortization	1,954	688	4,613	7,255
Amortization of deferred drydock and special survey costs	—	1,380	674	2,054
Interest expense and finance cost, net	4,063	1,221	4,672	9,956
Income tax benefit	—	—	(447)	(447)

EBITDA	$15,416	$5,168	$4,964	$25,548

EBITDA increased by $7.0 million to $32.5 million for the three month period ended September 30, 2019, as compared to $25.5 million for the same period during 2018. This increase was mainly due to (a) a $13.2 million increase in time charter, voyage and port terminal revenues, of which $8.0 million was attributable to the port terminal business, $3.6 million to the barge business, and $1.6 million to the cabotage business and (b) a $4.9 million decrease in cost of products sold in the port terminal business. This increase was partially mitigated by (a) a $5.0 million decrease in sales of products in the port terminal business, (b) a $4.4 million increase in time charter, voyage and port terminal expenses, of which $2.7 million was attributable to the barge business, and $1.7 million to the port terminal business, (c) a $1.3 million increase in general and administrative expenses, of which $0.9 million was attributable to the port terminal business, $0.2 million to the barge business and $0.2 million to the cabotage business, (d) a $0.3 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), of which $0.6 million was attributable to the cabotage business, partially mitigated by a $0.3 million decrease in the barges business and (e) a $0.1 million increase in other expense, net, of which $0.9 million was attributable to the cabotage business and $0.2 million to the port terminal business, partially mitigated by a $1.0 million decrease in the barge business.

Nine Month Period Ended September 30, 2019

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$34,766	$3,243	$(8,700)	$29,309
Depreciation and amortization	6,109	2,617	13,448	22,174
Amortization of deferred drydock and special survey costs	—	2,366	1,675	4,041
Interest expense and finance cost, net	12,023	3,741	12,230	27,994
Income tax expense/ (benefit)	—	1,102	(445)	657

EBITDA	$52,898	$13,069	$18,208	$84,175

Nine Month Period Ended September 30, 2018

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$26,291	$1,685	$(18,299)	$9,677
Depreciation and amortization	6,109	2,064	13,462	21,635
Amortization of deferred drydock and special survey costs	—	3,693	2,082	5,775
Interest expense and finance cost, net	11,969	3,599	13,630	29,198
Income tax benefit	—	—	(1,526)	(1,526)

EBITDA	$44,369	$11,041	$9,349	$64,759

EBITDA increased by $19.4 million to $84.2 million for the nine month period ended September 30, 2019, as compared to $64.8 million for the same period during 2018. This increase was mainly due to (a) a $26.7 million increase in time charter, voyage and port terminal revenues, of which $11.4 million was attributable to the port terminal business, $9.5 million to the barge business, and $5.8 million to the cabotage business, (b) a $14.2 million decrease in cost of products sold in the port terminal business, (c) a $2.9 million decrease in other expense, of which $2.4 million was attributable to the barge business, $1.2 million to the port terminal business, partially mitigated by a $0.7 million increase in the cabotage business, and (d) a $0.4 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), of which $2.5 million was attributable to the barge business, partially mitigated by a $2.1 million increase in the cabotage business. This increase was partially mitigated by (a) a $14.2 million decrease in sales of products in the port terminal business, (b) a $8.7 million increase in time charter, voyage and port terminal expenses, of which $6.0 million was attributable to the barge business, $2.0 million to the port terminal business, and $0.7 million to the cabotage business, and (c) a $1.5 million increase in general and administrative expenses, of which, $1.5 million was attributable to the port terminal business and $0.2 million to the cabotage business, partially mitigated by a $0.2 million decrease in the barge business.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of September 30, 2019 and December 31, 2018, deferred financing costs associated with the 2022 Senior Notes amounted to $3.6 million and $4.6 million, respectively. Interest expense associated with the 2022 Senior Notes amounted to $6.8 million and $20.4 million for the three and nine month periods ended September 30, 2019, respectively ($6.8 million and $20.4 million for the three and nine month periods ended September 30, 2018, respectively).

The indenture governing the 2022 Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing Navios Logistics cabotage business (on August 28, 2019, one tanker vessel was added as collateral substituting two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of September 30, 2019, a balance of $98.3 million was outstanding under the Term Loan B Facility.

As of September 30, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2.3 million and $3.2 million, respectively. Interest expense associated with the Term Loan B Facility amounted to $1.8 million and $5.5 million for the three and nine month periods ended September 30, 2019, respectively ($1.8 million and $5.2 million for the three and nine month periods ended September 30, 2018, respectively).

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of September 30, 2019, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $23.4 million.

Interest expense associated with the Notes Payable amounted to $0.4 million and $1.2 million for the three and nine month periods ended September 30, 2019, respectively ($0.5 million and $1.3 million, respectively, for the three and nine month periods ended September 30, 2018).

Other Indebtedness

On December 15, 2016, the Company entered into a $25.0 million facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of September 30, 2019, the outstanding amount of the loan was $15.6 million.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of September 30, 2019, the outstanding amount of the Term Bank Loan was $10.9 million. As of September 30, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Bank Loan amounted to $0.1 million and $0.1 million, respectively.

On August 17, 2018, the Company entered into a $6.8 million (€6.2 million) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, the Company prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3.4 million (€3.1 million).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of September 30, 2019, the outstanding loan balance was $0.1 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long-term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants of its borrowings as of September 30, 2019.

The annualized weighted average interest rates of the Company’s total borrowings were 7.11% and 7.19% for the three and nine month periods ended September 30, 2019, respectively, (7.16% and 7.07% for the three and nine month periods ended September 30, 2018, respectively).

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of September 30, 2019, based on the repayment schedule of the respective loan facilities (as described above).

Year	As of September 30, 2019 (Amounts in millions of U.S. dollars)
September 30, 2020	$13.1
September 30, 2021	13.5
September 30, 2022	487.6
September 30, 2023	5.0
September 30, 2024	3.9
September 30, 2025 and thereafter	0.1

Total	$523.2

Contractual Obligations

The following table summarizes Navios Logistics’ contractual obligations as of September 30, 2019:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$13.1	$501.1	$8.9	$0.1	$523.2
Land lease agreements(2)	0.6	1.1	1.1	23.1	25.9
Office rent obligations(2)	0.8	0.6	0.1	—	1.5

Total	$14.5	$502.8	$10.1	$23.2	$550.6

(1)

Represents principal payments on amounts drawn on our outstanding credit facilities, the Senior Notes, the Term loan B Facility and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table exclude expected interest payments of $36.6 million (less than 1 year), $64.7 million (1-3 years), $0.5 million (3-5 years) and nil (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.

(2)

We have several lease agreements with respect to our operating port terminals and various offices. For a detailed discussion of Navios Logistics’ lease agreements, refer to “Item 4.D. Property, Plants and Equipment,” included in the Company’s 2018 Form 20-F.

Working Capital Position

On September 30, 2019, Navios Logistics’ current assets totaled $117.6 million, while current liabilities totaled $57.2 million, resulting in a positive working capital position of $60.4 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Capital Expenditures

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of September 30, 2019, Navios Logistics had paid $1.5 million mainly for the land acquisition.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes and the Term Loan B Facility.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables is limited due to the fact that Navios Logistics’ customers are established international operators and have an appropriate credit history, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the nine month period ended September 30, 2019, one customer, Vale, accounted for 33.3% of Navios Logistics’ revenues. For the nine month period ended September 30, 2018, three customers, Vale, Axion Energy Argentina S.A. (“Axion”) and Cammesa S.A. (“Cammesa”) accounted for 33.7%, 12.3% and 11.9% of Navios Logistics’ revenues, respectively.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

See below, under “Legal Proceedings”, discussion about the dispute between the Company and Vale, relating to the service contract for the iron ore port facility in Nueva Palmira, Uruguay.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of nonperformance by financial institutions. Although Navios Logistics maintains cash deposits in excess of government-provided insurance limits, Navios Logistics minimizes its exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2020.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 30, 2019, the full amount has been collected in relation to this insurance claim.

Related Party Transactions

Balance due from affiliates as of September 30, 2019 amounted to $52.2 million (December 31, 2018: $0.2 million due from affiliates) which includes the current amounts due from Navios Holdings and Navios Shipmanagement Inc.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics entered into an agreement with Navios Holdings, pursuant to which we have provided Navios Holdings with a secured credit facility of up to $50.0 million to be used for general corporate purposes, including the repurchase of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. Each such bareboat contract has a 10-year term for a newbuilding bulk carrier and an option to acquire the related vessel. The credit facility is available in multiple drawings, has an arrangement fee of $0.5 million, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. The credit facility matures in April 2021. During March 2019 and as of April 15, 2019, Navios Logistics purchased $35.5 million of the 2022 Notes from unaffiliated third parties in open market transactions for $17.6 million plus accrued interest. During the three and nine month periods ended September 30, 2019, the gain related to this debt security investment included in “Other expense, net” of the statements of operations was nil and $1.1 million, respectively. As of September 30, 2019, $50.0 million was drawn under this facility of which $18.7 million was used to acquire the 2022 Notes from Navios Logistics.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine month periods ended September 30, 2019 amounted to $0.3 million and $0.9 million, respectively ($0.3 million and $0.8 million for the three and nine month periods ended September 30, 2018, respectively).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were less than $0.1 million for the three and nine month periods ended September 30, 2019 and 2018 and amounts payable were nil as of September 30, 2019 and less than $0.1 million as of December 31, 2018.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments—As of September 30, 2019 and December 31, 2018, Navios Logistics had a total of $523.2 million and $538.2 million, respectively, in long-term indebtedness. The debt is dollar denominated.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of September 30, 2019 was $0.1 million and $365.3 million, respectively, but do not affect the related interest expense. The interest on the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank Loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of September 30, 2019, the outstanding amount of the Company’s floating rate loan facilities was $148.1 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the nine month period ended September 30, 2019 by $1.5 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the nine month periods ended September 30, 2019 and 2018 approximately 52.0% and 50.5%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S. dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change Navios Logistics’ net income for the nine month period ended September 30, 2019 by $0.5 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2018 Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	September 30, 2019 (unaudited)	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$75,554	$76,472
Accounts receivable, net		23,216	28,225
Due from affiliate companies	7	2,576	150
Note receivable, current portion	3	96	174
Prepaid expenses and other current assets		9,073	17,512
Inventories		7,123	4,575

Total current assets		117,638	127,108

Vessels, port terminals and other fixed assets, net	3	540,605	559,587
Intangible assets other than goodwill, net	4	55,204	57,284
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		9,129	11,156
Note receivable, net of current portion	3	371	428
Operating lease assets	11	8,948	—
Intercompany receivable loan from parent (related party)	7	49,608	—
Other long-term assets		9,471	3,644

Total noncurrent assets		777,432	736,195

Total assets		$895,070	$863,303

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$16,945	$17,086
Accrued expenses		24,483	16,982
Deferred income		3,382	4,763
Operating lease liabilities, current portion	11	456	—
Notes payable-current portion	5	4,804	4,781
Current portion of long-term debt	5	7,121	9,797

Total current liabilities		57,191	53,409

Senior notes, net	5	371,351	370,424
Notes payable, net of current portion	5	18,594	22,094
Long-term debt, net of current portion	5	115,315	123,090
Income tax payable		119	205
Deferred tax liability		7,791	7,177
Operating lease liabilities, net of current portion	11	8,499	—
Other long-term liabilities		764	767

Total noncurrent liabilities		522,433	523,757

Total liabilities		579,624	577,166

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both, September 30, 2019 and December 31, 2018	8	20	20
Additional paid-in capital		233,441	233,441
Retained earnings		81,985	52,676

Total stockholders’ equity		315,446	286,137

Total liabilities and stockholders’ equity		$895,070	$863,303

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share and per share data)

	Notes	Three Month Period Ended September 30, 2019 (unaudited)	Three Month Period Ended September 30, 2018 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)
Time charter, voyage and port terminal revenues		$62,855	$49,729	$171,076	$144,370
Sales of products		1,228	6,191	9,384	23,881
Time charter, voyage and port terminal expenses		(12,065)	(7,738)	(33,341)	(24,605)
Direct vessel expenses		(13,757)	(13,874)	(41,101)	(43,304)
Cost of products sold		(1,191)	(6,120)	(9,145)	(23,273)
Depreciation and amortization	3,4	(7,518)	(7,255)	(22,174)	(21,635)
General and administrative expenses		(4,712)	(3,387)	(12,846)	(11,274)
Interest expense and finance cost, net		(8,891)	(9,956)	(27,994)	(29,198)
Gain on sale of assets		—	—	—	28
Other expense, net		(1,416)	(1,307)	(3,893)	(6,839)

Income before income taxes		$14,533	$6,283	$29,966	$8,151
Income tax (expense)/ benefit		(225)	447	(657)	1,526

Net income		$14,308	$6,730	$29,309	$9,677

Basic and diluted earnings per share		$0.72	$0.34	$1.47	$0.48

Weighted average number of shares, basic and diluted	8	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)
OPERATING ACTIVITIES:
Net income		$29,309	$9,677
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments		28,137	27,997
Decrease / (increase) in operating assets		3,504	(7,434)
Increase / (decrease) in operating liabilities		5,552	(8,579)
Payments for drydock and special survey costs		(2,014)	(1,874)

Net cash provided by operating activities		64,488	19,787

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets	3	(2,310)	(3,849)
Deposits for vessels, port terminals and other fixed assets		—	(12,280)
Loan to parent Company (related party)	7	(49,500)	—
Investments in debt securities (related party)	7	(17,642)	—
Disposal of debt securities (related party)	7	18,726	—
Proceeds from Notes Receivable		146	233

Net cash used in investing activities		(50,580)	(15,896)

FINANCING ACTIVITIES:
Repayments of long-term debt	5	(11,457)	(5,004)
Proceeds from long-term debt, net of deferred financing costs		—	7,021
Repayment of Notes Payable		(3,369)	(3,249)

Net cash used in financing activities		(14,826)	(1,232)

Net (decrease) / increase in cash and cash equivalents		(918)	2,659

Cash and cash equivalents and restricted cash, beginning of period		76,472	79,888

Cash and cash equivalents and restricted cash, end of period		$75,554	$82,547

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$21,986	$20,449
Non cash investing and financing activities:
Transfers from deposits for vessels, port terminals and other fixed assets		—	$49,421
Acquisition of vessels, port terminals and other fixed assets, net		—	$(190)
Deposits for vessels, port terminals and other fixed assets		—	$(292)
Transfers to other long term-assets		—	$(26)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2018	20,000	$20	$233,441	$52,676	$286,137
Net income	—	—	—	5,305	5,305

Balance March 31, 2019 (unaudited)	20,000	$20	$233,441	$57,981	$291,442
Net income	—	—	—	9,696	9,696

Balance June 30, 2019 (unaudited)	20,000	$20	$233,441	$67,677	$301,138
Net income	—	—	—	14,308	14,308

Balance September 30, 2019 (unaudited)	20,000	$20	$233,441	$81,985	$315,446

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2017	20,000	$20	$233,441	$45,814	$279,275
Net loss	—	—	—	(1,047)	(1,047)

Balance March 31, 2018 (unaudited)	20,000	$20	$233,441	$44,767	$278,228
Net income	—	—	—	3,994	3,994

Balance June 30, 2018 (unaudited)	20,000	$20	$233,441	$48,761	$282,222
Net income	—	—	—	6,730	6,730

Balance September 30, 2018 (unaudited)	20,000	$20	$233,441	$55,491	$288,952

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2019, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated statements of financial position, statements of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include certain information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2018 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Adoption of new accounting pronouncements:

ASU 2016-02 Leases, ASC 842

On January 1, 2019, the Company adopted the requirements of ASU 2016-02, “Leases,” as amended (“ASC 842” or the “new lease standard”). ASC 842 increases transparency and comparability among organizations by requiring a lessee to record right-of-use assets and related lease liabilities on its balance sheet when it commences an operating lease. The Company adopted ASC 842 using the modified retrospective transition method. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As provided by ASC 842, the Company elected to record the required cumulative effect adjustments to the opening balance sheet in the period of adoption rather than in the earliest comparative period presented. As a result, prior periods as reported by the Company have not been impacted by the adoption of ASU 2016-02. As required by ASC 842, the Company’s disclosures around its leasing activities have been significantly expanded to enable users of our condensed consolidated financial statements to assess the amount, timing and uncertainty of cash flows arising from lease arrangements (See Note 11).

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

Subsidiaries:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(c) Revenue Recognition:

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering are governed by ASC 842 “Leases”. Upon adoption of ASC 606, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. The Company recognizes lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable and (iv) collection is reasonably assured. The Company generates revenue from contracts of affreightment/voyage contracts, time charters, bareboat charters, demurrages and contracts covering dry or liquid port terminal operations.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges is recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Since the adoption of Account Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers”, the Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term.

Revenues from dry port terminals operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from the liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then load the trucks. Revenues from sales of products are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations are recognized ratably over the storage period and ends when the product is loaded onto the trucks.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following tables reflects the revenue earned per category for the three and nine month periods ended September 30, 2019 and 2018:

	Nine Month Period Ended September 30, 2019	Nine Month Period Ended September 30, 2018
COA/Voyage revenues	$41,758	$30,207
Time chartering revenues	60,166	56,324
Dry port terminal revenues	61,029	51,848
Storage fees (dry port) revenues	932	526
Dockage revenues	3,295	2,227
Sale of products revenues	9,384	23,881
Liquid port terminal revenues	3,268	2,821

	Three Month Period Ended September 30, 2019	Three Month Period Ended September 30, 2018
COA/Voyage revenues	$13,964	$10,655
Time chartering revenues	21,551	19,790
Dry port terminal revenues	24,372	17,257
Storage fees (dry port) revenues	36	185
Dockage revenues	1,692	697
Sale of products revenues	1,228	6,191
Liquid port terminal revenues	1,109	963

(d) Recent Accounting Pronouncements:

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14, “Compensation-Retirement Benefits-Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU 2018-14”). This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its condensed consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consisted of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$525,714	$(182,586)	$343,128
Additions	1,047	(14,393)	(13,346)
Write-down	(2,064)	866	(1,198)

Balance September 30, 2019	$524,697	(196,113)	328,584

Dry Port Terminals	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$224,170	$(27,318)	$196,852
Additions	575	(5,126)	(4,551)

Balance September 30, 2019	$224,745	(32,444)	192,301

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$29,190	$(12,457)	$16,733
Additions	—	(236)	(236)

Balance September 30, 2019	$29,190	(12,693)	16,497

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$7,396	$(4,522)	$2,874
Additions	688	(339)	349

Balance September 30, 2019	$8,084	(4,861)	3,223

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$786,470	$(226,883)	$559,587
Additions	2,310	(20,094)	(17,784)
Write-down	(2,064)	866	(1,198)

Balance September 30, 2019	$786,716	(246,111)	540,605

Certain assets of the Company have been pledged as collateral for loan facilities. As of September 30, 2019 and December 31, 2018, the net book value of such assets was $80,116 and $109,456, respectively.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of September 30, 2019, Navios Logistics had paid $1,476 for the land acquisition.

In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Future minimum collections of Note receivable as of September 30, 2019, are as follows:

Collections Due by Period	September 30, 2019
September 30, 2020	$114
September 30, 2021	203
September 30, 2022	40
September 30, 2023	38
September 30, 2024	131

Total future minimum note receivable collections	526
Less: amount representing interest	(59)

Present value of future minimum Note receivable collections (1)	$467

(1)	Reflected in the balance sheet as Note receivable current and non-current.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL, NET

Intangible assets as of September 30, 2019 and December 31, 2018 consisted of the following:

September 30, 2019	Acquisition Cost	Accumulated Amortization	Net Book Value September 30, 2019
Port terminal operating rights	53,152	(12,588)	40,564
Customer relationships	36,120	(21,480)	14,640

Total intangible assets	$89,272	$(34,068)	$55,204

December 31, 2018	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2018
Port terminal operating rights	53,152	(11,838)	41,314
Customer relationships	36,120	(20,150)	15,970

Total intangible assets	$89,272	$(31,988)	$57,284

Amortization expense for the three and nine month periods ended September 30, 2019 amounted to $694 and $2,080, respectively ($693 and $2,032, respectively, for the three and nine month periods ended September 30, 2018).

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	35,589	40,564
Customer relationships	1,775	1,775	1,775	1,775	1,775	5,765	14,640

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$41,354	$55,204

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 5: BORROWINGS

Borrowings consisted of the following:

	September 30, 2019	December 31, 2018
Senior Notes	$375,000	$375,000
Term Loan B Facility	$98,250	$99,000
Notes Payable	$23,398	$26,875
BBVA loan	$15,600	$19,300
Term Bank loan	$10,850	$11,900
Credit agreement for a river and estuary tanker	—	$5,909
Loan for Nazira	$132	$184

Total borrowings	523,230	538,168
Less: current portion	(11,925)	(14,578)
Less: deferred financing costs, net	(6,045)	(7,982)

Total long-term borrowings	$505,260	$515,608

Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of September 30, 2019 and December 31, 2018, deferred financing costs associated with the 2022 Senior Notes amounted to $3,649 and $4,576, respectively. Interest expense associated with the 2022 Senior Notes amounted to $6,797 and $20,391 for the three and nine month periods ended September 30, 2019, respectively, ($6,797 and $20,391 for the three and nine month periods ended September 30, 2018, respectively).

The indenture governing the 2022 Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing Navios Logistics cabotage business (on August 28, 2019, one tanker vessel was added as collateral substituting two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of September 30, 2019, a balance of $98,250 was outstanding under the Term Loan B Facility.

As of September 30, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2,340 and $3,188, respectively. Interest expense associated with the Term Loan B Facility amounted to $1,779 and $5,454 for the three and nine month periods ended September 30, 2019, respectively ($1,803 and $5.199, respectively, for the three and nine month periods ended September 30, 2018).

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of September 30, 2019, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $23,398.

Interest expense associated with the Notes Payable amounted to $412 and $1,248 for the three and nine month periods ended September 30, 2019, respectively ($451 and $1,311, respectively, for the three and nine month periods ended September 30, 2018).

Other Indebtedness

On December 15, 2016, the Company entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of September 30, 2019, the outstanding amount of the loan was $15,600.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of September 30, 2019, the outstanding amount of the Term Bank Loan was $10,850. As of September 30, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Bank Loan amounted to $56 and $73, respectively.

On August 17, 2018, the Company entered into a $6,781 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, the Company prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3,390 (€3,100).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of September 30, 2019, the outstanding loan balance was $132. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Company was in compliance with all the covenants of its borrowings as of September 30, 2019.

The annualized weighted average interest rates of the Company’s total borrowings were 7.11% and 7.19% for the three and nine month periods ended September 30, 2019, respectively, (7.16% and 7.07% for the three and nine month periods ended September 30, 2018, respectively).

The maturity table below reflects future payments of the long-term debt outstanding as of September 30, 2019, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
September 30, 2020	$13,073
September 30, 2021	13,510
September 30, 2022	487,568
September 30, 2023	4,992
September 30, 2024	3,860
September 30, 2025 and thereafter	227

Total	$523,230

NOTE 6: COMMITMENTS AND CONTINGENCIES

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2020.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 12, 2019, the full amount has been collected in relation to this insurance claim.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

As of September 30, 2019 and December 31, 2018, the amounts due from affiliate companies were as follows:

	September 30, 2019	December 31, 2018
Navios Holdings	$51,163	$150
Navios Shipmanagement Inc.	1,021	—

Total	$52,184	$150

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics entered into an agreement with Navios Holdings, pursuant to which, the Company have provided Navios Holdings with a secured credit facility of up to $50,000 to be used for general corporate purposes, including the repurchase of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. Each such bareboat contract has a 10-year term for a newbuilding bulk carrier and an option to acquire the related vessel. The credit facility is available in multiple drawings, has an arrangement fee of $500, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. The credit facility matures in April 2021. During March 2019 and as of April 15, 2019, Navios Logistics purchased $35,500 of the 2022 Notes from unaffiliated third parties in open market transactions for $17,642 plus accrued interest. During the three and nine month periods ended September 30, 2019, the gain related to this debt security investment included in “Other expense, net” of the statements of operations was nil and $1,085, respectively. As of September 30, 2019, $50,000 was drawn under this facility of which $18,726 was used to acquire the 2022 Notes from Navios Logistics.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine month period ended September 30, 2019 amounted to $286 and $858, respectively ($250 and $750 for the three and nine month periods ended September 30, 2018, respectively).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $3 and $12 for the three and nine month periods ended September 30, 2019, respectively (nil and $22 for the three and nine month periods ended September 30, 2018, respectively), and amounts payable amounted to nil as of September 30, 2019 and $4 as of December 31, 2018.

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of September 30, 2019 and December 31, 2018, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations is comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and nine month periods ended September 30, 2019 and 2018:

	Port Terminal Business Segment for the Three Month Period Ended September 30, 2019	Cabotage Business Segment for the Three Month Period Ended September 30, 2019	Barge Business Segment for the Three Month Period Ended September 30, 2019	Total
Time charter, voyage and port terminal revenues	$27,339	$13,542	$21,974	$62,855
Sales of products	1,228	—	—	1,228
Time charter, voyage and port terminal expenses	(4,922)	(317)	(6,826)	(12,065)
Direct vessel expenses	—	(6,791)	(6,966)	(13,757)
Cost of products sold	(1,191)	—	—	(1,191)
Depreciation and amortization	(2,041)	(871)	(4,606)	(7,518)
General and administrative expenses	(1,587)	(658)	(2,467)	(4,712)
Interest expense and finance cost, net	(3,763)	(1,426)	(3,702)	(8,891)
Other (expense)/ income, net	(150)	(1,362)	96	(1,416)

Income/(loss) before income taxes	14,913	2,117	(2,497)	14,533
Income tax (expense)/ benefit	—	(567)	342	(225)

Net income/(loss)	$14,913	1,550	(2,155)	$14,308

	Port Terminal Business Segment for the Three Month Period Ended September 30, 2018	Cabotage Business Segment for the Three Month Period Ended September 30, 2018	Barge Business Segment for the Three Month Period Ended September 30, 2018	Total
Time charter, voyage and port terminal revenues	$19,284	$11,872	$18,573	$49,729
Sales of products	6,191	—	—	6,191
Time charter, voyage and port terminal expenses	(3,233)	(270)	(4,235)	(7,738)
Direct vessel expenses	—	(6,854)	(7,020)	(13,874)
Cost of products sold	(6,120)	—	—	(6,120)
Depreciation and amortization	(1,954)	(688)	(4,613)	(7,255)
General and administrative expenses	(747)	(490)	(2,150)	(3,387)
Interest expense and finance cost, net	(4,063)	(1,221)	(4,672)	(9,956)
Other income/ (expense), net	41	(470)	(878)	(1,307)

Income/(loss) before income taxes	9,399	1,879	(4,995)	6,283
Income tax benefit	—	—	447	447

Net income/(loss)	$9,399	1,879	(4,548)	$6,730

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2019	Cabotage Business Segment for the Nine Month Period Ended September 30, 2019	Barge Business Segment for the Nine Month Period Ended September 30, 2019	Total
Time charter, voyage and port terminal revenues	$69,152	$38,563	$63,361	$171,076
Sales of products	9,384	—	—	9,384
Time charter, voyage and port terminal expenses	(13,315)	(1,567)	(18,459)	(33,341)
Direct vessel expenses	—	(21,256)	(19,845)	(41,101)
Cost of products sold	(9,145)	—	—	(9,145)
Depreciation and amortization	(6,109)	(2,617)	(13,448)	(22,174)
General and administrative expenses	(4,223)	(1,815)	(6,808)	(12,846)
Interest expense and finance cost, net	(12,023)	(3,741)	(12,230)	(27,994)
Other income/ (expense), net	1,045	(3,222)	(1,716)	(3,893)

Income/(loss) before income taxes	34,766	4,345	(9,145)	29,966
Income tax (expense)/ benefit	—	(1,102)	445	(657)

Net income/(loss)	$34,766	$3,243	(8,700)	$29,309

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2018	Cabotage Business Segment for the Nine Month Period Ended September 30, 2018	Barge Business Segment for the Nine Month Period Ended September 30, 2018	Total
Time charter, voyage and port terminal revenues	$57,839	$32,797	$53,734	$144,370
Sales of products	23,881	—	—	23,881
Time charter, voyage and port terminal expenses	(11,255)	(906)	(12,444)	(24,605)
Direct vessel expenses	—	(20,490)	(22,814)	(43,304)
Cost of products sold	(23,273)	—	—	(23,273)
Depreciation and amortization	(6,109)	(2,064)	(13,462)	(21,635)
General and administrative expenses	(2,654)	(1,600)	(7,020)	(11,274)
Interest expense and finance cost, net	(11,969)	(3,599)	(13,630)	(29,198)
Gain on sale of assets	28	—	—	28
Other expense, net	(197)	(2,453)	(4,189)	(6,839)

Income/(loss) before income taxes	26,291	1,685	(19,825)	8,151
Income tax benefit	—	—	1,526	1,526

Net income/(loss)	$26,291	$1,685	(18,299)	$9,677

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $328,814 and $343,128 as of September 30, 2019 and December 31, 2018, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $208,964 and $213,585 as of September 30, 2019 and December 31, 2018, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $14,640 and $15,970 as of September 30, 2019 and December 31, 2018, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $40,564 and $41,314 as of September 30, 2019 and December 31, 2018, respectively.

As of September 30, 2019 and December 31, 2018, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Intercompany receivable loan from parent: The book value has been adjusted to reflect the net presentation of deferred interest income. The intercompany receivable loan from parent is fixed rate receivable and its fair value was determined based on quoted market prices.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2022 Senior Notes, the credit agreement for the acquisition of a river and estuary tanker and the loan for the acquisition of Hidronave S.A. are fixed rate borrowings and their fair value was determined based on quoted market prices.

Note receivable: The carrying amount of the Note receivable approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$75,554	$75,554	$76,472	$76,472
Note receivable, including current portion	$467	$467	$602	$602
Intercompany receivable loan from parent	$49,608	$49,608	$—	$—
Senior notes	$(371,351)	$(365,318)	$(370,424)	$(343,373)
Term Loan B Facility	$(95,910)	$(98,496)	$(95,812)	$(98,505)
Notes payable, including current portion	$(23,398)	$(23,398)	$(26,875)	$(26,875)
Long-term debt, including current portion	$(26,526)	$(26,526)	$(37,075)	$(37,075)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$75,554	$75,554	$—	$—
Note receivable, including current portion	$467	$467	$—	$—
Intercompany receivable loan from parent	$49,608	$—	$49,608	$—
Senior Notes	$(365,318)	$(365,318)	$—	$—
Term Loan B Facility	$(98,496)	$—	$(98,496)	$—
Notes payable, including current portion(1)	$(23,398)	$—	$(23,398)	$—
Long-term debt(1)	$(26,526)	$—	$(26,526)	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$76,472	$76,472	$—	$—
Note receivable, including current portion	$602	$602	$—	$—
Senior Notes	$(343,373)	$(343,373)	$—	$—
Term Loan B Facility	$(98,505)	$—	$(98,505)	$—
Notes payable, including current portion(1)	$(26,875)	$—	$(26,875)	$—
Long-term debt(1)	$(37,075)	$—	$(37,075)	$—

1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NOTE 11: LEASES

On January 1, 2019, the Company adopted ASC 842. ASC 842 revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance.

The following are the type of contracts that fall under ASC 842:

Land lease agreements

As of September 30, 2019, Navios Logistics had land lease agreements whose remaining lease terms range from 46.4 years to 46.8 years.

Office lease agreements

As of September 30, 2019, Navios Logistics had office lease agreements whose remaining lease terms range from 0.5 years to 4.1 years.

In connection with its adoption of ASC 842, the Company elected the “package of 3” practical expedients permitted under the transition guidance based on which the Company is allowed to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

Additionally, the Company elected the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

Prior to January 1, 2019, the Company recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expense on a straight-line basis over the term of the lease arrangement and the Company only has operating lease arrangements, there were no differences between the timing and amount of lease expense recognized under the two accounting methodologies.

	September 30, 2019	January 1, 2019
Operating lease assets*
Land lease agreements	7,601	7,427
Office lease agreements	1,347	1,619

Total	$8,948	$9,046

	September 30, 2019	January 1, 2019
Operating lease liabilities, current portion
Land lease agreements	(223)	535
Office lease agreements	679	584

Total	$456	$1,119

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	September 30, 2019	January 1, 2019
Operating lease liabilities, net of current portion
Land lease agreements	7,824	6,892
Office lease agreements	675	1,035

Total	$8,499	$7,927

At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments in determining the lease classification and measurement of the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no rate implicit in the land lease and the office lease agreements that was readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term. The Company then applied the respective incremental borrowing rates to each lease based on the remaining lease term of the specific lease. The incremental borrowing rate upon adoption was 7.25%.

The table below presents the components of the Company’s lease expense for the three and nine month periods ended June 30, 2019 and 2018:

	Three Month Period Ended September 30, 2019	Three Month Period Ended September 30, 2018
Lease expense for land lease agreements	142	78
Lease expense for office lease agreements	165	179

Total	$307	$257

	Nine Month Period Ended September 30, 2019	Nine Month Period Ended September 30, 2018
Lease expense for land lease agreements	413	231
Lease expense for office lease agreements	505	530

Total	$918	$761

Lease expenses from land lease and office lease agreements are included in the condensed consolidated statement of operations within the captions “Time charter, voyage and port terminal expenses” and “General and administrative expenses”, respectively.

The Company entered into new lease liabilities amounting to $201 during the nine month period ended September 30, 2019.

The table below provides the total amount of lease payments on an undiscounted basis on our land lease and office lease agreements as of September 30, 2019:

	Land leases	Office space	Total
September 30, 2020	556	759	1,315
September 30, 2021	556	498	1,054
September 30, 2022	556	104	660
September 30, 2023	556	97	653
September 30, 2024	556	8	564
September 30, 2025 and thereafter	23,143	0	23,143

Total	25,923	1,466	27,389

Operating lease liabilities including current portion	7,601	1,354	8,955

Discount based on incremental borrowing rate	18,322	112	18,434

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2018, the Company’s future minimum commitments under office lease agreements were as follows:

Office space
December 31, 2019	697
December 31, 2020	631
December 31, 2021	297
December 31, 2022	107
December 31, 2023	81
December 31, 2024 and thereafter	—

Total	$1,813

As of September 30, 2019, the weighted average remaining lease terms of our land lease and office lease agreements were 46.6 and 2.2 years, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2019	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer